August 5, 2015

Mitchell Austin

Attorney Advisor

Katherine Way

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

eBizware, Inc.

Amendment No 3 to Registration Statement on Form S-1

Filed April 6, 2015

File No. 333-201239

Dear Mr. Austin,

The following is the company’s response to your comment letter dated April 20, 2015.

General

1. Please amend your registration statement to update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Revised accordingly.

2. We note the risk factor added in response to prior comment 1. Please reconcile your statement here that raising the minimum amount of proceeds would provide you with sufficient capital resources to operate for approximately 5 months with your statement on page 17 that the minimum amount of proceeds would be sufficient to enable you to continue operations for 12 months.

Revised accordingly to reflect that the Company will be able to continue operations for 12 months.

Exhibits

Exhibit 99.1

3. Your escrow agreement, filed as Exhibit 99.1, indicates that the agreement was entered into on the “5th day of August 2013 2012.” Please advise or revise. We note in this regard your disclosure that the company was incorporated on December 31, 2013. Additionally, please ensure that your exhibit index accurately identifies each of your filed exhibits.

Revised accordingly.  Escrow date typo revised.

Sincerely,

/s/ Mark W. DeFoor

Mark W. DeFoor

Chief Executive Officer

eBizware, Inc.